Mail Stop 03-05

							January 10, 2005


Via U.S. Mail and Fax (604) 639-3196

Mr. Thomas Mills
President and Director
AMP Productions, Ltd.
500-666 Burrard Street
Vancouver, BC  V6C 2X8
CANADA

Re: 	AMP Productions, Ltd.
	Registration Statement on Form SB-2, filed on December 21,
2004
	File No. 333-121503

Dear Mr. Mills,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. On page 9, we note that you provide your basis of determining the offering price of your common stock. But here, you state that the offering price of your common stock was arbitrarily determined. Please revise or advise.
2. Please delete your statement, "This is our initial public offering," which is inconsistent with disclosure elsewhere.
3. In future amendments please ensure that the prospectus is dated the day of the filing. Refer to Item 501(a)(12).

Prospectus Summary, page 3
AMP Productions, Ltd., page 3
4. Somewhere in the introductory paragraphs, please disclose that your auditors have issued a going concern opinion.
5. Your disclosure elsewhere suggests that the ultimate role you envision is that you hope to be a part of the development, production and marketing of low budget motion pictures, not that you plan of doing that all yourself. Please revise for consistency.
6. We refer to the fourth paragraph. We do not understand the reason for reoffering the exact number of shares you previously withdrew since according to the disclosure it will still leave you radically under funded. Please add disclosure explaining your reason.
7. We note the disclosure that you have only acquired two options on screenplays from one of your two principals in almost two years. If this is because you have been unable to persuade unaffiliated parties to do business with you, please disclose.
8. Revise the statement in the seventh paragraph that you intend to acquire further options from "earned revenue" to provide some realistic timeframe of the earliest you can expect such earned revenue. Also clarify that you may never have earned revenue.
9. Considering the speculative nature of the offering, you should name the motion picture you intend to begin pre-production on and revise the business description to include a more expanded description of it. If you are not able to choose which of the two you intend to spend the proceeds on at this time, explain why at a suitable place in the prospectus.
10. Please reposition the final sentence before The Offering on page
4 so that it is in the first paragraph of the Summary and in bold.

Risk Factors, page 5
General
11. It appears that your president has no experience in the motion picture industry other than as a first year associate in a law firm.
If so, please add a risk factor about the risk that you may not have the expertise to implement your business plan.

12. We note that you hold options for two screenplays written by your vice-president, Mr. Thomas. If Mr. Thomas has never had a motion picture produced from a screenplay that he has written, please disclose that fact and add a risk factor about the risk that you may lack experience which would enable you to select screenplays that will result in commercially successful films.

We are a development stage company, page 5
13. Revise to disclose your working capital as of the most recent date practicable.

We will not return your investment, page 5
14. Please make a separate risk factor for the risk that if you are unable to sell more than 36% of the offered shares you will not be able to develop or expand your business.

Market for Common Equity and Related Stockholder Matters, page 9
15. We note your disclosure that none of your issued shares of common stock are restricted from resale under Rule 144 of the Securities Act of 1933. Please provide us with an analysis in order to confirm that
Mr. Mills and Mr. Thomas are not required to comply with Rule 144 with regard to the 8,000,000 shares of common stock that they own.

Management`s Discussion and Analysis or Plan of Operation, page 10
16. Refer to the first paragraph on page 11. Supplementally tell us how you arrived at the figure of $40,000 to engage "writers." If you hire two, you would be paying them each $20,000. How did you determine that that was an acceptable rate? If you have a separate writer for each of the eight screenplays you discuss, it appears that you have budgeted $5,000 payment per writer. How were you able to determine that this was the going rate for authors of screenplays that are "commercially salable"?
17. Substantiate or delete the statement in the fourth paragraph on page 11 that during the pre-production stage you "will obtain the commitment of a recognizable actor or director."
18. Please revise to disclose the amount of cash or cash equivalents for your reporting period.
19. Please revise to disclose your monthly "burn rate" and the month you will run out of money assuming no change in present trends.
20. Also, please disclose that your auditors have issued a going concern opinion.


Description of Business, page 13
AMP Productions, Ltd., page 13
21. We note that Mr. Mills maintains a legal practice and that Mr. Thomas is an officer and director of another company. Please disclose how much time Mr. Mills and Mr. Thomas will devote to your company.

Security Ownership of Certain Beneficial Owners and Management,
page
26
22. Please revise your table to show the percent of common stock owned by your directors and officers as a group. Refer to Item
403(b)(4) of Regulation S-B.

Item 27. Exhibits, page II-3
23. Please include an exhibit of your common stock instrument.
Refer
to Item 601(b)(4) of Regulation S-B.

Signatures, page II-4
24. Please revise to include a currently dated signature page.

Exhibit 5.1
25. Please revise to clarify that you are referring to "existing"
Nevada law.
26. Please revise to number and include your penultimate paragraph with your list of conclusions.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 824-5537 or me at
(202) 942-1850 if you have any questions.


      Regards,


Max A. Webb
      Assistant Director
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Mr. Thomas Mills
AMP Productions, Ltd.
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